Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries Condensed Consolidated Interim Financial Statements for the nine- and three months periods ended September 30, 2025, and 2024 (unaudited)

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries Unaudited Condensed Consolidated Interim Financial Statements for nine and three- month periods ended September 30, 2025, and 2024 (unaudited) Table of contents Page Unaudited Condensed Consolidated Interim Statements of Financial Position 1 Unaudited Condensed Consolidated Interim Statements of Profit and Other Comprehensive Income 2 Unaudited Condensed Consolidated Interim Statements of Changes in Stockholders’ Equity 3 Unaudited Condensed Consolidated Interim Statements of Cash Flows 4 Notes to Unaudited Condensed Consolidated Interim Financial Statements 6

1 Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries Unaudited Condensed Consolidated Interim Statements of Financial Position As of September 30, 2025, and December 31, 2024 (In US dollars) Assets Notes September 30, 2025 (Unaudited) December 31, 2024 Current assets: Cash, cash equivalents and restricted cash 5 $ 587,048,369 $ 184,120,894 Recoverable taxes 6 60,142,762 52,832,645 Operating lease receivables 7 8,991,825 4,681,020 Prepaid expenses and other current assets 7.vi 8,140,683 2,119,545 Total current assets 664,323,639 243,754,104 Non-current assets: Investment properties 8 3,915,071,845 3,696,768,269 Office furniture – Net 2,167,032 2,386,285 Investment in associates 3,436,557 - Right-of-use asset - Net of depreciation 9 1,496,991 533,792 Security deposits made, restricted cash and others 14,713,491 14,504,984 Total non-current assets 3,936,885,916 3,714,193,330 Total assets $ 4,601,209,555 $ 3,957,947,434 Liabilities and stockholders’ equity Current liabilities: Current portion of long-term debt 10 $ 166,286,873 $ 49,856,047 Lease liabilities – short-term 9 637,008 408,373 Accrued interest 8,618,289 2,911,864 Accounts payable 6,701,751 14,194,300 Income taxes payable 514,375 646,812 Accrued expenses and taxes 6,459,877 6,637,354 Dividends payable 11.4 34,768,986 16,171,622 Total current liabilities 223,987,159 90,826,372 Non-current liabilities: Long-term debt 10 1,278,943,537 797,194,627 Lease liabilities - long-term 9 869,992 149,743 Security deposits received 30,522,800 27,409,380 Employee benefits 3,302,585 2,240,425 Deferred income taxes 17 490,559,452 442,842,704 Total non-current liabilities 1,804,198,366 1,269,836,879 Total liabilities 2,028,185,525 1,360,663,251 Litigation and commitments 21 Stockholders’ equity: Capital stock 11.1 579,978,180 585,487,257 Additional paid-in capital 11.3 884,174,713 905,722,252 Retained earnings 1,146,479,971 1,148,396,077 Share-based payments reserve 19 4,876,742 3,884,108 Foreign currency translation (42,485,576) (46,205,511) Total stockholders’ equity 2,573,024,030 2,597,284,183 Total liabilities and stockholders’ equity $ 4,601,209,555 $ 3,957,947,434 See accompanying notes to unaudited condensed consolidated interim financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

For the nine- and three-month periods ended September 30, 2025, and 2024 (In US dollars)

	Notes	For the nine-month period ended September 30, 2025 (Unaudited)	For the nine-month period ended September 30, 2024 (Unaudited)	For the three-month period ended September 30, 2025 (Unaudited)	For the three-month period ended September 30, 2024 (Unaudited)
Revenues:					
Rental income	12	$ 206,748,294	$ 186,881,830	$ 72,420,925	$ 63,690,201
Management fees		31,437	413,263	6,789	-
		206,779,731	187,295,093	72,427,714	63,690,201
Property operating costs related to properties that generated rental income	13.1	(17,274,621)	(14,935,656)	(7,226,843)	(5,673,013)
Property operating costs related to properties that did not generate rental income	13.1	(2,688,623)	(2,239,752)	(1,008,863)	(806,646)
General and administrative expenses	13.2	(25,691,559)	(25,182,005)	(8,326,405)	(7,431,606)
Interest income		2,031,051	13,140,475	651,746	4,010,121
Other income	14	3,655,308	3,407,033	1,196,412	1,371,257
Other expenses	15	(2,053,007)	(4,313,591)	(623,458)	(897,920)
Finance cost	16	(34,462,020)	(33,694,009)	(12,289,994)	(11,229,820)
Exchange gain (loss) – Net		8,665,619	(9,974,705)	2,429,486	(4,305,296)
Share of results of associates		(5,791)	-	(8,711)	-
(Loss) gain on sale of investment property		(9,946)	250,000	400,000	-
(Loss) gain on revaluation of investment property	8	(3,431,376)	231,374,529	4,792,273	23,969,004
Profit before income taxes		135,514,766	345,127,412	52,413,357	62,696,282
Income tax expense	17	(67,892,899)	(58,971,819)	(27,446,316)	(10,712,706)
Profit for the period		67,621,867	286,155,593	24,967,041	51,983,576
Other comprehensive gain - Net of tax:					
Items that may be reclassified subsequently to profit and loss:					
Exchange differences on translating other functional currency operations		3,719,935	(9,488,605)	2,637,034	(8,628,610)
Total other comprehensive income		3,719,935	(9,488,605)	2,637,034	(8,628,610)
Total comprehensive income for the period		$ 71,341,802	$ 276,666,988	$ 27,604,075	$ 43,354,966
Basic earnings per share	11.5	$ 0.0796	$ 0.2681	$ 0.0295	$ 0.1253
Diluted earnings per share	11.5	$ 0.0785	$ 0.2627	$ 0.0291	$ 0.1154

See accompanying notes to unaudited condensed consolidated interim financial statements.

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Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Stockholders' Equity

For the nine-month periods ended September 30, 2025, and 2024
(In US dollars)

	Capital stock	Additional paid-in capital	Retained earnings	Share-based payments reserve	Foreign currency translation	Total stockholders' equity
Balances as of January 1, 2024	$ 591,600,113	$ 934,944,456	$ 989,736,218	$ 3,732,350	$ (33,044,712)	$ 2,486,968,425
Dividends declared	-	-	(64,686,487)	-	-	(64,686,487)
Vested shares	2,377,647	13,654,820	-	(16,032,467)	-	-
Share-based payments	-	-	-	6,952,514	-	6,952,514
Repurchase of shares	(2,683,828)	(11,652,978)	-	-	-	(14,336,806)
Comprehensive income	-	-	286,155,593	-	(9,488,605)	276,666,988
Balances as of September 30, 2024 (Unaudited)	591,293,932	936,946,298	1,211,205,324	(5,347,603)	(42,533,317)	2,691,564,634
Balances as of January 1, 2025	585,487,257	905,722,252	1,148,396,077	3,884,108	(46,205,511)	2,597,284,183
Dividends declared	-	-	(69,537,973)	-	-	(69,537,973)
Vested shares	2,045,268	6,964,825	-	(9,010,093)	-	-
Share-based payments	65,627	283,509	-	10,002,727	-	10,351,863
Repurchase of shares	(7,619,972)	(28,795,873)	-	-	-	(36,415,845)
Comprehensive income	-	-	67,621,867	-	3,719,935	71,341,802
Balances as of September 30, 2025 (Unaudited)	$ 579,978,180	$ 884,174,713	$ 1,146,479,971	$ 4,876,742	$ (42,485,576)	$ 2,573,024,030

See accompanying notes to unaudited condensed consolidated interim financial statements.

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4 Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries Unaudited Condensed Consolidated Interim Statements of Cash Flows For the nine-months periods ended September 30, 2025, and 2024 (In US dollars) September 30, 2025 (Unaudited) September 30, 2024 (Unaudited) Cash flows from operating activities: Profit before income taxes $ 135,514,766 $ 345,127,412 Adjustments: Depreciation 693,191 479,225 Right-of-use asset depreciation 550,848 420,129 Loss (gain) on revaluation of investment properties 3,431,376 (231,374,529) Unrealized effect of foreign exchange rates (4,945,684) 486,100 Interest income (2,031,051) (13,140,475) Interest expense 33,354,325 32,215,343 Amortization of debt issuance costs 1,107,695 1,478,666 Gain equity method 5,711 - Expense recognized in respect of share-based payments 10,351,863 6,952,514 Employee benefits and pension costs 1,062,160 542,254 Loss (gain) on sale of investment properties 9,946 (250,000) Working capital adjustments: (Increase) decrease in: Operating lease receivables – Net (4,310,805) 2,008,957 Recoverable taxes (7,310,117) 1,119,415 Guarantee deposits paid (208,507) 617,356 Prepaid expenses and other receivables (6,021,138) 14,344,979 Increase (decrease) in: Accounts payable and client advances 330,524 (19,768,972) Accrued expenses and taxes (177,477) (1,129,748) Guarantee deposits collected 3,113,420 5,658,031 Interest received 2,031,051 13,140,475 Income taxes paid (20,308,588) (79,680,953) Net cash generated by operating activities 146,243,509 79,246,179 Cash flows from investing activities: Purchases of investment properties (226,508,180) (144,048,988) Sale of investment property 5,500,000 780,000 Purchases of office furniture and vehicles (473,938) (10,444) Investment in associates (3,442,268) - Net cash used in investing activities (224,924,386) (143,279,432) Cash flows from financing activities: Interest paid (27,584,857) (27,416,097) Loans obtained 650,000,000 - Loans paid (48,636,514) (68,450,145) Costs of debt issuance (4,291,445) - Dividends paid (50,940,609) (47,498,555) Repurchase of treasury shares (36,415,845) (14,336,806) Payment of lease liabilities (628,206) (502,290) Net cash used in financing activities 481,502,524 (158,203,893)

5 September 30, 2025 (Unaudited) September 30, 2024 (Unaudited) Effects of exchange rates changes on cash 105,828 2,268,617 Net decrease in cash, cash equivalents and restricted cash 402,927,475 (219,968,529) Cash, cash equivalents and restricted cash at the beginning of year 184,856,206 501,901,448 Cash, cash equivalents and restricted cash at the end of the period - Note 5 $ 587,783,681 $ 281,932,919 See accompanying notes to unaudited condensed consolidated interim financial statements.

6 Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries Unaudited Notes to Condensed Consolidated Interim Financial Statements As of September 30, 2025, and December 31, 2024 and for the nine-month periods ended September 30, 2025, and 2024 (In US dollars) 1. General information Corporación Inmobiliaria Vesta, S. A. B. de C. V. (“Vesta”) is a corporation incorporated in Mexico. The address of its registered office and principal place of business is Paseo de los Tamarindos 90, 28th floor, Mexico City. Vesta and subsidiaries (collectively, the “Entity”) are engaged in the development, acquisition and operation of industrial buildings and distribution facilities that are rented to corporations in eleven states throughout Mexico. 2. Application of new and revised International Financial Reporting Standards (IFRS) New and amended IFRS Accounting Standards that are effective for the current period There are no accounting pronouncements which have become effective from January 1, 2025, that have a significant impact on the Group’s interim condensed consolidated financial statements. 3. Material accounting policies a. Basis of preparation The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for investment properties and financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below. i. Historical cost Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. ii. Fair value Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Entity takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these unaudited condensed consolidated interim financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payments.

7 In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows: • Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date; • Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and • Level 3 inputs are unobservable inputs for the asset or liability. iii. Going concern The unaudited condensed consolidated interim financial statements have been prepared by Management assuming that the Entity will continue to operate as a going concern. b. Interim financial condensed statements The accompanying unaudited condensed consolidated interim financial statements as of September 30, 2025 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and have not been audited. In the opinion of Entity management, all adjustments (consisting mainly of ordinary, recurring adjustments) necessary for a fair presentation of the accompanying condensed consolidated interim financial statements are included. The results of the periods are not necessarily indicative of the results for the full year. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited annual consolidated financial statements of the Entity and their respective notes for the year ended December 31, 2024. The accounting policies and methods of computation are consistent with the audited consolidated financial statements for the year ended December 31, 2024. c. Segment The Entity’s primary business is the acquisition, development, and management of industrial and distribution center real estate. Vesta manages its operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions and, accordingly, has only one reporting and operating segment. As of September 30, 2025 and December 31, 2024, all of our assets and operations are derived from assets located within Mexico. d. Financial liabilities All financial liabilities are measured subsequently at amortized cost using the effective interest method. Financial liabilities measured subsequently at amortized cost Financial liabilities (including borrowings) that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and expenses paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments. These foreign exchange gains and losses are recognized in the 'exchange (loss) gain - net' line item in profit or loss for financial liabilities.

Modification of contractual cash flows

When the contractual cash flows of a financial instrument are modified and does not result in derecognition, differences between the recalculated gross carrying amount and the carrying amount before modification is recognized in profit or loss as modification gain or loss, at the date of modification.

Financial liabilities linked to a sustainability factor

ate accordingly, having no impact on profit or loss.

For instruments where the sustainability factor is a non-financial variable, the Entity has determined that the definition of an embedded derivative is not met. When there are changes in cash flows resulting from changes in interest rates caused by the sustainability factor, the Entity revises the future cash flows and discounts them using the original effective interest rate. The difference between the carrying amount before the change and the remeasured carrying amount is recognized immediately in profit or loss.

Derecognition of financial liabilities

The Entity derecognizes financial liabilities when, and only when, the Entity's obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Entity exchanges with the existing lender a debt instrument in another with substantially different terms, that exchange is accounted for as an extinction of the original financial liability and the recognition of a new financial liability. Similarly, the Entity considers the substantial modification of the terms of an existing liability or part of it as an extinction of the original financial liability and the recognition of a new liability. The terms are assumed to be substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate, is at least 10% different from the current discounted rate. Value of the remaining cash flows of the original financial liability. If the modification is not material, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after the modification should be recognized in profit or loss as the gain or loss from the modification within other gains and losses.

The balance as of September 30, 2025, and December 2024 of short-term accounts payables was:

	September 30, 2025 (Unaudited)	December 31, 2024
Construction in-progress [1]	$ 3,289,107	$ 1,622,188
Land [2]	-	7,431,219
Existing properties	1,644,535	4,217,995
Others accounts payables	1,768,109	922,898
	$ 6,701,751	$ 14,194,300

(1) At the end of fiscal year 2024, the Entity began the construction of twelve investment properties. The amount represents the advances according to the construction contract, which will be paid during the first quarter of the following year. As of September 30, 2025, the Entity began the construction of a one investment property in Guadalajara. .

(2) During the third quarter of 2022 the Entity acquired a land reserve and signed promissory agreements for a total of $8,256,912 to be paid on quarterly installments of $91,744 starting March 2023 plus a final payment of $7,431,219 paid in June 2025.

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9 4. Critical accounting judgments and key sources of estimation uncertainty In preparing these interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Entity’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements. 5. Cash, cash equivalents and restricted cash For purposes of the condensed consolidated interim statement of cash flows, cash and cash equivalents include cash on hand and in banks, including restricted cash. Cash and cash equivalents at the end of the reporting period as shown in the condensed consolidated interim statement of cash flows can be reconciled to the related items in the condensed consolidated interim statements of financial position as follows: September 30, 2025 (Unaudited) December 31, 2024 Cash and cash equivalents $ 586,427,420 $ 183,993,091 Restricted cash 620,949 127,803 587,048,369 184,120,894 Non-current restricted cash 735,312 735,312 Total $ 587,783,681 $ 184,856,206 Restricted cash represents balances held by the Entity that are only available for use under certain conditions pursuant to the loan agreements entered into by the Entity. Such conditions include payment of monthly debt service fee and compliance with certain covenants set forth in the loan agreement. These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled. Non-current restricted cash was classified within guaranteed deposits made, restricted cash and others in the accompanying condensed consolidated interim statements of financial position. Non‑cash transactions Changes in liabilities arising from financing activities not requiring cash relate to a decrease for the amortization of debt issuance costs for $4,728,688 and $474,003 in the nine-month periods ended September 30, 2025, and 2024, respectively. Unpaid dividends are included in Note 11.4. Other non-cash investing activities related to investment properties are included in Note 8. Additionally, the Entity recognized amortization of opening cost of a credit line for $834,474 and $370,973 in the nine-month periods ended September 30, 2025, and 2024, respectively; included in security deposits made, restricted cash and others balance change. 6. Recoverable taxes September 30, 2025 (Unaudited) December 31, 2024 Recoverable value-added tax (“VAT”) $ 37,825,097 $ 32,763,309 Recoverable income taxes 22,261,448 20,014,044 Other receivables 56,217 55,292 $ 60,142,762 $ 52,832,645

10 7. Operating lease receivables, prepaid expenses and advance payments i. The aging profile of operating lease receivables as of the dates indicated below are as follows: September 30, 2025 (Unaudited) December 31, 2024 0-30 days $ 8,649,550 $ 3,926,519 30-60 days 293,574 12,684 60-90 days 10,000 109,356 Over 90 days 38,701 632,461 Total $ 8,991,825 $ 4,681,020 Pursuant to the lease agreements, rental payments should be received within 30 days following their due date; thereafter the payment is considered past due. As shown in the table above, 96% and 84% of all operating lease receivables are current as of September 30, 2025, and December 31, 2024, respectively. All rental payments past due are monitored by the Entity; for receivables outstanding from 30 to 90 days, efforts are made to collect payment from the respective client. Operating lease receivables outstanding for more than 30 days but less than 60 days represent 3% and 0.3% of all operating lease receivables as of September 30, 2025, and December 31, 2024, respectively. Operating lease receivables outstanding for more than 60 and less than 90 days represent 0.1% and 2% of all operating lease receivable as of September 30, 2025, and December 31, 2024, respectively. Operating lease receivables outstanding greater than 90 days represent 0.4% and 14% of all operating lease receivable as of September 30, 2025, and December 31, 2024, respectively. ii. Movement in the allowance for doubtful accounts receivable Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of the operating lease receivable. The following table shows the movement in expected credit losses that has been recognized for the lease receivable: Amounts Balance as of January 1, 2024 $ 2,536,893 Increase in loss allowance recognized in the period 1,075,818 Decrease in loss allowance from derecognition of financial assets in the period (1,540,750) Balance as of September 30, 2024 (Unaudited) 2,071,961 Balance as of January 1, 2025 2,042,188 Increase in loss allowance recognized in the period 1,036,029 Decrease in loss allowance from derecognition of financial assets in the period (2,032,746) Balance as of September 30, 2025 (Unaudited) $ 1,045,471 iii. Client concentration risk As of September 30, 2025, and December 31, 2024, one of the Entity’s client accounts represents for 66% or $5,639,945 (Unaudited) and 63% or $2,970,380 respectively, of the operating lease receivables balance. The same client accounted for 4% (Unaudited) and 5% (Unaudited) of the total rental income of Entity for the nine-months period ended September 30, 2025, and 2024, respectively. No other client accounted for more than 10% of the total rental income of the Entity for the nine-month periods ended September 30, 2025, and 2024.

iv. *Leasing agreements*

Operating leases relate to non-cancellable lease agreements over the investment properties owned by the Entity, which generally have terms ranging between 5 to 15 years, with options to extend the term up to a total term of 20 years. Rents are customarily payable on a monthly basis and are adjusted annually according to applicable inflation indices (US and Mexican inflation indices). Security deposits are typically equal to one or two months' rent. Obtaining property insurance (third party liability) and operating maintenance are obligations of the tenants.

All lease agreements include a rescission clause that entitles the Entity to collect all unpaid rents during the remaining term of the lease agreement in the event that the client defaults in its rental payments, vacates the properties, terminates the lease agreement or enters into bankruptcy or insolvency proceedings. All lease agreements are classified as operating leases and do not include purchase options.

v. *Non-cancellable operating lease receivables*

Future minimum lease payments receivable under non-cancellable operating lease agreements are as follows:

	September 30, 2025 (Unaudited)	December 31, 2024
Not later than 1 year	$ 258,931,544	$ 245,419,836
Later than 1 year and not later than 3 years	435,589,150	408,682,758
Later than 3 year and not later than 5 years	407,787,467	389,084,863
Later than 5 years	224,097,390	222,656,368
	$ 1,326,405,551	$ 1,265,843,825

vi. *Prepaid expenses, advance payments and other receivables*

	September 30, 2025 (Unaudited)	December 31, 2024
Other accounts receivables (1)	2,165,345	814,508
Property expenses	4,008,225	498,874
Prepaid expenses	1,967,113	806,163
	$ 8,140,683	$ 2,119,545

(1) This amount relates to non-tenant improvements carried out by Vesta in Toluca, Lagos and Querétaro Industrial Park and other tenants that remain pending to be collected as of September 30, 2025, and December 31,2024, respectively.

8. Investment properties

The Entity uses external appraisers to determine the fair value of its investment properties. The external appraisers hold recognized and relevant professional qualifications and have vast experience in the types of investment properties owned by the Entity. The external appraisers use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used to estimate the fair value of the Entity's investment properties include assumptions, many of which are not directly observable in the market. These assumptions include discount rates, exit cap rates, long-term NOI, inflation rates, absorption periods, and market rents.

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The values, determined by the external appraisers at each reporting date, are recognized as the fair value of the Entity's investment properties at such date. The appraisers use a discounted cash flow approach to determine the fair value of land and buildings (using the expected net operating income ("NOI") of the investment property) and a market approach to determine the fair value of land reserves. Gains or losses arising from changes in the fair values are included in the consolidated statements of profit or loss and other comprehensive (loss) income in the period in which they arise.

The Entity's investment properties are located in Mexico, and they are classified as Level 3 in the IFRS fair value hierarchy. The following table provides information about how the fair values of the investment properties are determined (in particular, the valuation technique and inputs used).

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value/range (Unaudited)	Relationship of unobservable inputs to fair value
Buildings and land	Level 3	Discounted cash flows	Discount rate	Q3 2025: 8.00% to 12.19% 2024: 7.25% to 12.26%	The higher the discount rate, the lower the fair value.
			Exit cap rate	Q3 2025: 6.50% to 9.25% 2024: 6.50% to 9.25%	The higher the exit cap rate, the lower the fair value
			Long-term NOI	Based on contractual rent and then on market related rents	The higher the NOI, the higher the fair value.
			Inflation rates	Mexico: Q3 2025: 3.59% to 4.00% 2024: 3.64% to 4.00% U.S.: Q3 2025: 2.20% to 3.00% 2024: 2.30% to 3.00%	The higher the inflation rate, the higher the fair value.
			Absorption period	12 months on average	The shorter the absorption period, the higher the fair value.
			Market Related rents	Depending on the park/state	The higher the market rent, the higher the fair value
Land reserves	Level 3	Market value	Price per acre	Weighted average price per acre is $218,335 in Q3 2025, $173,772 in 2024	The higher the price, the higher the fair value.

The table below sets forth the aggregate values of the Entity's investment properties for the years indicated:

	September 30, 2025 (Unaudited)	December 31, 2024
Buildings and land	$ 3,747,627,107	$ 3,686,540,000
Land improvements	769,567	769,567
Land reserves	214,330,988	114,321,825
	3,962,727,662	3,801,631,392
Less: Cost to conclude construction in-progress	(47,655,817)	(104,863,123)
Balance at end of period	$ 3,915,071,845	$ 3,696,768,269

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13 The reconciliation of investment property is as follows: September 30, 2025 (Unaudited) December 31, 2024 Balance at beginning of year $ 3,696,768,269 $ 3,212,164,164 Additions 218,685,105 232,948,847 Foreign currency translation effect 8,559,793 (16,639,636) Disposal of investment properties (5,100,000) (2,452,767) Derecognition due to loss of investment properties (409,946) - (Loss) gain on revaluation of investment property (3,431,376) 270,747,661 Balance at end of period $ 3,915,071,845 $ 3,696,768,269 A total of $4,933,642 and $14,799,150 additions to investment property related to land reserves, existing properties and new buildings acquired from third parties that were not paid as of September 30, 2025, and 2024, respectively, and were therefore excluded from the condensed consolidated statements of cash flows for those periods. On August 5, 2025, the Entity sold investment property located in Chihuahua totaling 135,310 square feet for $5,500,000, the cost associated with the sale was $5,100,000, generating a gain in sale of investment property of $400,000. On April 7, 2025, the Entity recognized a loss related to the investment properties in Baja California, the cost associated with the sinister was $409,946. On January 24, 2024, the Entity sold a land reserve located in Queretaro totaling 64,583 square feet for $780,000, the cost associated with the sales was $530,000, generating a gain in sale of investment property of $250,000. Additionally, the Entity sold a land reserve located in Aguascalientes, totaling 699,654 square feet, for $4,290,000. The cost associated with this sale was $1,922,767, resulting in a gain of $2,367,233. Some of the Entity’s investment properties have been pledged as collateral to secure its long-term debt. 9. Entity as lessee 1. Right-of-use: Right-of-use January 1, 2025 Additions Disposals September 30, 2025 (Unaudited) Office space $ 2,552,121 $ 1,276,841 $ - $ 3,828,962 Vehicles and office equipment 1,154,358 237,206 - 1,391,564 Cost of right-of-use $ 3,706,479 $ 1,514,047 $ - $ 5,220,526 Depreciation of right-of-use Office space $ (2,395,065) $ (323,520) $ - $ (2,718,585) Vehicles and office equipment (777,622) (227,328) - (1,004,950) Accumulated depreciation (3,172,687) (550,848) - (3,723,535) Total $ 533,792 $ 963,199 $ - $ 1,496,991

14 Rights to use January 1, 2024 Additions Disposals September 30, 2024 (Unaudited) Office space $ 2,552,121 $ - $ - $ 2,552,121 Vehicles and office equipment 791,773 - - 791,773 Cost of rights-of-use 3,343,894 - - 3,343,894 Depreciation of rights-of-use January 1, 2024 Additions Disposals September 30, 2024 (Unaudited) Office space $ (1,961,025) (328,959) $ - $ (2,289,984) Vehicles and office equipment (548,670) (91,170) - (639,840) Accumulated depreciation (2,509,695) (420,129) - (2,929,824) Total $ 834,199 $ (420,129) $ - $ 414,070 2. Lease obligations: January 1, 2025 Additions Disposals Interests accrued Repayments September 30, 2025 (Unaudited) Lease liabilities $ 558,116 $ 1,514,047 $ - $ 63,043 $ (628,206) $ 1,507,000 January 1, 2024 Additions Disposals Interests accrued Repayments September 30, 2024 (Unaudited) Lease liabilities $ 897,651 $ - $ - $ 45,780 $ (502,281) $ 441,150 3. Analysis of maturity of liabilities by lease: Finance lease liabilities September 30, 2025 (Unaudited) December 31, 2024 Not later than 1 year $ 710,677 $ 445,054 Later than 1 year and not later than 5 years 914,023 161,166 1,624,700 606,220 Less: future finance cost (117,700) (48,104) Total lease liability $ 1,507,000 $ 558,116 Finance lease – short-term $ 637,008 $ 408,373 Finance lease – long-term 869,992 149,743 Total lease liability $ 1,507,000 $ 558,116 10. Long-term debt On September 24, 2025, the Entity offered $500,000,000 of Senior Notes which matures on January 30, 2033. The Notes were issued pursuant to an indenture entered into among the Entity, and The Bank of New York Mellon, which acted as trustee, registrar, paying agent, and transfer agent. The Notes were guaranteed on a senior unsecured basis. The notes bear semiannual interest at a rate of 5.500%. At the end of September 2025 the cost of such debt issuance was $4,291,445.

On December 18, 2024, Vesta closed the previously announced $545,000,000 Global Syndicated Sustainable Credit Facility (the "Facility") comprised of a $345,000,000 term loan available through two tranches, for three and five years, with an 18-month availability period and a $200,000,000 Revolving Credit Facility, substituting the Company's prior $200,000,000 in-place un-drawn Revolving Credit Facility. The International Finance Corporation (IFC), BBVA, Citigroup, and Santander acted as Joint Lead Arrangers of the transaction. Tranche I - Three-year $172,500,000 Term Loan, at the equivalent coupon of SOFR plus a 130 basis points applicable margin. Tranche II - Five-year $172,500,000 Term Loan at the equivalent coupon of SOFR plus a 150 basis points applicable margin. Revolving Credit Facility – Four-year $200,000,000 facility at the equivalent coupon of SOFR plus a 150 basis points applicable margin. The three tranches of the Credit Facility are subject to a sustainability pricing adjustment to the applicable margins, equivalent to a reduction of five basis points, which is subject to Vesta's compliance of its annual KPI target related to the total certified gross leasable area of the Company´s sustainability certified buildings. Vesta paid debt issuance costs in an amount of $5,563,162. On April 8, 2025, the Entity drew $100,000,000 from its term loan facility in two tranches of $50,000,000 each, with maturities of three and five years, respectively. Subsequently, on July 30 and 31, 2025, the Entity made an additional drawdown of $50,000,000 from the Facility loan, apportioned into two tranches of $25,000,000 each, with maturities of three and five years, respectively.

On May 13, 2021, the Entity offered $350,000,000 of Senior Notes ("Vesta ESG Global bond 35/8 05/31") which matures on May 13, 2031. The notes bear semiannual interest at a rate of 3.625%. The cost of such debt issuance was $7,746,222.

On June 25, 2019, the Entity entered into a 10-year senior notes series RC and 12-year senior notes series RD with various financial institutions, for and aggregated amounts of $70,000,000 and $15,000,000, respectively. Each series RC notes and Series RD notes bear interest on the unpaid balance at the rates of 5.18% and 5.28%, respectively.

On May 31, 2018, the Entity entered into an agreement for the issuance and sale of Series A Senior Notes of $45,000,000 due on May 31, 2025, and Series B Senior Notes of $45,000,000 due on May 31, 2028. Each Series A Note and Series B Note bear interest on the unpaid balance at the rates of 5.50% and 5.85%, respectively.

On November 1st, 2017, the Entity entered into a loan agreement with Metropolitan Life Insurance Company for $118,000,000 due on December 1st, 2027. This loan bears monthly interest at a rate of 4.75%.

On September 22, 2017, the Entity entered into an agreement for an issuance and sale Series A Senior Notes of $65,000,000 due on September 22, 2024, and Series B Senior Notes of $60,000,000 due on September 22, 2027. Each Series A Note and Series B Note bear interest on the unpaid balance of such Series A Note and Series B Note at the rates of 5.03% and 5.31%, respectively, per annum payable semiannually on the September 22 and March 22 of each year. In August 2024, The Entity pay the principal of Seria A Senior Notes according to the agreement.

On July 27, 2016, the Entity entered into a 10-year loan agreement with Metropolitan Life Insurance Company ("MetLife") for a total amount of $150,000,000 due in August 2026.

The long-term debt is comprised by the following notes:

Loan	Amount	Annual interest rate	Monthly amortization	Maturity	September 30, 2025 (Unaudited)	December 31, 2024
MetLife 10-year	150,000,000	4.55%	(1)	August 2026	$ 139,689,573	$ 141,711,651
Series B Senior Note	60,000,000	5.31%	(3)	September 2027	60,000,000	60,000,000
Series A Senior Note	45,000,000	5.50%	(3)	May 2025	-	45,000,000
Series B Senior Note	45,000,000	5.85%	(3)	May 2028	45,000,000	45,000,000
MetLife 10-year	118,000,000	4.75%	(2)	December 2027	101,067,328	102,334,454

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Loan	Amount	Annual interest rate	Monthly amortization	Maturity	September 30, 2025 (Unaudited)	December 31, 2024
MetLife 8-year	26,600,000	4.75%	(1)	August 2026	24,836,172	25,183,482
Series RC Senior Note	70,000,000	5.18%	(4)	June 2029	70,000,000	70,000,000
Series RD Senior Note	15,000,000	5.28%	(5)	June 2031	15,000,000	15,000,000
Vesta ESG Global bond 35/8 05/31	350,000,000	3.63%	(6)	May 2031	350,000,000	350,000,000
Facility – Tranche I	75,000,000	SOFR + 130 bp	(7)	December 2027	75,000,000	-
Facility – Tranche II	75,000,000	SOFR + 150 bp	(7)	December 2029	75,000,000	-
Senior Notes 2033	500,000,000	5.50%	(8)	January 2033	500,000,000	-
					1,455,593,073	854,229,587
Less: Current portion					(166,286,873)	(49,856,047)
Less: Direct issuance cost					(10,362,663)	(7,178,913)
Total Long-term debt					$ 1,278,943,537	$ 797,194,627

(1) On July 22, 2016, the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. In March 2021, under this credit facility, an additional loan was contracted for $26,600,000 bearing interest on a monthly basis at a fixed interest rate of 4.75%. Principal amortization over the two loans commenced on September 1, 2023. This credit facility is guaranteed with 48 of the Entity's properties.

(2) On November 1, 2017, the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. The loan bears monthly interest only for 60 months and thereafter monthly amortizations of principal and interest until it matures on December 1, 2027. This loan is secured by 19 of the Entity's investment properties under a Guarantee Trust. On November 28, 2023, the Entity prepaid $12,194,600 associated with the sale of one investment property under the Guarantee trust.

(3) Series A Senior Notes and Series B Senior Notes are not secured by investment properties of the Entity. The interest on these notes is paid on a monthly basis. The first tranche of Series A Senior Notes amounting to $65,000,000 was settled in August 2024. As of December 31, 2024, the second tranche, amounting to $45,000,000 and maturing in May 2025 was classified in the current portion of long-term debt and settled in advance in March 2025.

(4) On June 25, 2019, the Entity entered into a 10-year senior notes series RC to various financial institutions, interest on these loans is paid on a semiannual basis beginning on December 14, 2019. The note payable matures on June 14, 2029. Five of its subsidiaries are jointly and severally liable to repay these notes.

(5) On June 25, 2019, the Entity entered into a 12-year note payable to various financial institutions, interest on these loans is paid on a semiannual basis beginning December 14, 2019. The note payable matures on June 14, 2031. Five of its Entity's subsidiaries are jointly and severally liable to repay these notes.

(6) On May 13, 2021, the Entity offered $350,000,000 Senior Notes, Vesta ESG Global bond 35/8 05/31 with maturity on May 13, 2031. Interest is paid on a semiannual basis. The cost incurred for this issuance was $7,746,222.

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(7) On April 8, 2025, the Entity executed a drawdown of $100,000,000 from the Facility loan, apportioned into two tranches of $50,000,000 each, with maturities of three and five years, respectively. On July 30 and 31, 2025, the Entity executed a drawdown of $50,000,000 from the Facility loan, apportioned into two tranches of $25,000,000 each, with maturities of three and five years, respectively. As of September 30, 2025, the amortization of the associated debt issuance costs amounted to $834,474.

(8) On September 30, 2025, the Entity offered $500,000,000 Senior Notes with maturity on Jan 30, 2033. Interest is paid on a semiannual basis. The cost incurred for this issuance was $4,291,445.

These credit agreements require the Entity to maintain certain financial and to comply with certain affirmative and negative covenants. The Entity is in compliance with such covenants as of September 30, 2025.

The credit agreements also entitle MetLife to withhold certain amounts deposited by the Entity in a separate fund as guarantee deposits for the debt service and tenants guarantee deposits of the Entity's investment properties pledged as collateral. Such amounts are presented as guaranteed deposit assets in the condensed consolidated interim statement of financial position.

11. Capital stock

1. *Capital stock as of September 30, 2025, and December 31, 2024, is as follows:*

	September 30, 2025 (Unaudited)		December 31, 2024	
	Number of shares	Amount	Number of shares	Amount
Fixed capital				
Series A	5,000	$ 3,696	5,000	$ 3,696
Variable capital				
Series B	846,012,932	579,974,484	857,129,276	585,483,561
Total	846,017,932	$ 579,978,180	857,134,276	$ 585,487,257

2. Shares in treasury

As of September 30, 2025, and December 31, 2024, total shares holding in treasury are as follows:

	September 30, 2025 (Unaudited)	December 31, 2024
Shares in treasury (1)	29,870,992	18,937,036
Shares in long term incentive plan trust (2)	8,667,693	8,415,124
Total share in treasury	38,538,685	27,352,160

(1) Treasury shares are not included in the Total Capital Stock of the Entity, they represent the total stock outstanding under the repurchase program approved by the resolution of the general ordinary stockholders meeting on March 13, 2020.

(2) Shares in long-term incentive plan trust are not included in the Total Capital Stock of the Entity. The trust was established in 2018 in accordance with the resolution of the general ordinary stockholders meeting on January 6, 2015, as the 20-20 Long Term Incentive Plan, this compensation plan was extended for the period 2021 to 2025, "Long Term Incentive Plan" by a resolution of the general ordinary stockholders meeting on March 13, 2020. Such trust was created by the Entity as a vehicle to distribute shares to employees under the mentioned incentive plan (see Note 19 and is consolidated by the Entity. The shares granted to the eligible executives and deposited in the trust accrue dividends for the employee any time the ordinary shareholders receive dividends and those dividends do not need to be returned to the Entity if the executive forfeits the granted shares.

17

18 3. Fully paid ordinary shares Number of shares Capital stock Additional paid-in capital Balance as of January 1, 2024 $ 870,109,128 $ 591,600,113 $ 934,944,456 Vested shares 4,257,018 2,475,270 6,355,460 Repurchase of shares (17,231,870) (8,588,126) (35,577,664) Balance as of December 31, 2024 857,134,276 585,487,257 905,722,252 Vested shares 4,227,426 2,045,268 6,964,825 Share-based payments 126,226 65,627 283,509 Repurchase of shares (15,469,996) (7,619,972) (28,795,873) Balance as of September 30, 2025 (Unaudited) $ 846,017,932 $ 579,978,180 $ 884,174,713 4. Dividend payments Pursuant to a resolution of the General Ordinary Stockholders Meeting on March 19, 2025, the Entity declared dividends totaling $69,537,973, approximately $0.018 per share, to be paid in four equal installments of $17,384,493 each. The first and second installments were paid on April 15 and July 15, 2025. As of September 30, 2025, the remaining unpaid dividend, amounting to $34,768,986, will be paid in two installments on October 15, 2025, and January 19, 2026. Pursuant to a resolution of the General Ordinary Stockholders Meeting on March 30, 2024, the Entity declared dividends totaling $64,686,487, approximately $0.018 per share, to be paid in four equal installments of $16,171,622 each. The first three installments were paid on April 16, 2024, July 15, 2024, and October 15, 2024. As of December 31, 2024, the remaining unpaid dividend amounts to $16,171,622 and was paid on January 15, 2025. 5. Earnings per share For the nine-month period ended September 30, 2025 (Unaudited) September 30, 2024 (unaudited) Basic earnings per share: Earnings attributable to ordinary share to outstanding $ 67,621,867 $ 234,173,128 Weighted average number of ordinary shares outstanding 849,627,605 868,983,607 Basic earnings per share $ 0.0796 $ 0.2681 For the nine-month period ended September 30, 2025 (Unaudited) September 30, 2024 (Unaudited) Diluted earnings per share: Earnings attributable to ordinary shares outstanding and shares in Incentive Plan Trust $ 67,621,867 $ 234,173,128 Weighted average number of ordinary shares plus shares in Incentive Plan trust 861,431,526 891,341,227 Diluted earnings per share $ 0.0785 $ 0.2627

12. Rental income

	For the nine-month period ended		For the three-month period ended	
	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)
Rents	$ 188,870,307	$ 171,854,221	$ 66,043,923	$ 58,377,122
Reimbursable building services	11,356,730	9,531,776	3,898,828	2,701,432
Energy income	6,521,257	5,495,833	2,478,174	2,611,647
Total rental income	$ 206,748,294	$ 186,881,830	$ 72,420,925	$ 63,690,201

13. Property operating costs and administration expenses

1. *Property operating costs consist of the following:*

a. Direct property operating costs from investment properties that generate rental income during the period:

	For the nine-month period ended		For the three-month period ended	
	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)
Real estate tax	$ 2,760,699	$ 2,390,250	$ 990,932	$ 807,024
Insurance	1,177,830	1,015,118	422,423	318,780
Maintenance	1,540,594	1,596,024	651,847	605,518
Structural maintenance accrual	-	88,762	-	29,690
Other property related expenses	4,775,625	4,152,273	1,825,019	1,732,496
Energy costs	7,019,873	5,693,229	3,336,622	2,179,505
	$ 17,274,621	$ 14,935,656	$ 7,226,843	$ 5,673,013

b. Direct property operating costs from investment property that do not generate rental income during the period:

	For the nine-month period ended		For the three-month period ended	
	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)
Real estate tax	$ 424,409	$ 406,300	$ 150,209	$ 136,556
Insurance	67,820	37,060	23,038	11,796
Maintenance	412,386	410,169	152,934	172,715
Other property related expenses	1,784,008	1,386,223	682,682	485,579
	2,688,623	2,239,752	1,008,863	806,646
Total property operating costs	$ 19,963,244	$ 17,175,408	$ 8,235,706	$ 6,479,659

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2. *General and administrative expenses consist of the following:*

	For the nine-month period ended		For the three-month period ended	
	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)
Employee annual salary plus short-terms benefits	$ 11,583,306	$ 13,698,337	$ 3,873,473	$ 3,679,491
Other administrative expenses	3,182,751	694,779	826,277	694,779
Auditing, legal and consulting expenses	1,524,915	1,608,872	353,855	225,236
Property appraisal and other fees	445,514	453,658	150,843	147,997
Marketing expenses	564,497	748,795	180,221	233,339
Other	40,950	125,696	(29,870)	(122,754)
	17,341,933	17,330,137	5,354,799	4,858,088

	For the nine-month period ended		For the three-month period ended	
	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)
Depreciation	1,244,039	899,354	494,869	425,616
Share-based compensation expense - Note 19.4	7,105,587	6,952,514	2,476,737	2,147,902
Total general and administrative expenses	$ 25,691,559	$ 25,182,005	$ 8,326,405	$ 7,431,606

14. Other income

	For the nine-month period ended		For the three-month period ended	
	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)
Non-tenant electricity income	$ 2,446,521	$ 2,782,042	$ 974,254	$ 925,766
Insurance	969,032	138,906	-	121,198
Inflationary effect on tax recovery	53,313	327,044	53,123	238,557
Others	186,442	159,041	169,035	85,736
Total	$ 3,655,308	$ 3,407,033	$ 1,196,412	$ 1,371,257

15. Other expenses

	For the nine-month period ended		For the three-month period ended	
	September 30, 2025 (Unaudited	September 30, 2024 (Unaudited	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)
Non-tenant electricity expense	$ 1,828,215	$ 2,494,807	$ 525,908	$ 810,917
Commissions paid	115,483	163,252	28,734	53,717
Others	109,309	1,655,532	68,816	33,286
Total	$ 2,053,007	$ 4,313,591	$ 623,458	$ 897,920

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16. Finance cost

	For the nine-month period ended	
	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)
Interest on loans and others	$ 32,519,853	$ 32,285,679
Loan prepayment fees	1,942,167	1,408,330
Total	$ 34,462,020	$ 33,694,009

17. Income taxes

The Entity is subject to Current Income Tax ("ISR"). The rate of ISR was 30%.

Income tax expense is recognized at an amount determined by multiplying the profit before tax for the interim reporting period by management's best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management's estimate of the effective tax rate for the annual financial statements.

The Entity's consolidated effective tax rate for the nine-month period ended September 30, 2025, y 2024 (Unaudited) was 50.1% and 17.1%, respectively.

The effective ISR rates for fiscal period ended September 30, 2025, and December 2024 differ from the statutory rate as follows:

	September 30, 2025 (Unaudited)	December 31, 2024
Statutory rate	30%	30%
Effects of exchange rates on tax balances	24%	22%
Effects of inflation	(4%)	(4%)
Effective rate	50%	48%

18. Transactions and balances with related parties

Compensation of key management personnel and board members
The remuneration of Entity's management and key executives is determined by the remuneration committee taking in to account the individual performance of the officer and market trends. The performance bonus elected forshare-based compensation includes a 20% premium (Equity plus).

The following table details the general and administrative expense of the annual salary plus short-term benefits as well as the Long-term incentive plan and Equity plus that are reflected in the general and administrative expense of the Entity:

	For the nine-month period ended		For the three-month period ended	
	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2025 (Unaudited)	September 30, 2024 (Unaudited)
Short-term benefits	$ 5,206,845	$ 5,382,281	$ 1,760,899	$ 1,860,820
Share-based compensation expense	6,691,671	6,952,515	2,336,235	2,147,902
	$ 11,898,516	$ 12,334,796	$ 4,097,134	$ 4,008,722
Number of key executives	28	24	28	24

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22 The following table details the general and administrative expense of the board members compensation in shares, that are reflected in the general and administrative expense of the Entity: For the nine-month period ended For the three-month period ended September 30, 2025 (Unaudited) September 30, 2024 (Unaudited) September 30, 2025 (Unaudited) September 30, 2024 (Unaudited) Share-based compensation expense board members 413,915 - 140,502 - $ 413,915 $ - $ 140,502 $ - Number of board members 16 - 16 - 19. Share-based payments 19.1 Share units granted during the period Vesta Long Term Incentive Plan - a total of 3,978,481 and 3,722,427 shares were granted during the nine-months periods ended September 30, 2025, and 2024, respectively (unaudited). During the three-months period ended March 31, 2025, Vesta granted a total of 126,228 shares to its board members as compensation for services provided during the prior year. 19.2 Share units vested during the period A total of 4,353,652 and 4,257,018 shares vested during the nine-month periods ended September 30, 2025, and 2024, respectively under the Vesta Long Term Incentive Plan, the short-term incentive plan and the shares to its board members (unaudited). 19.3 Share awards outstanding at the end of the period As of September 30, 2025, and December 31, 2024, there are 8,597,214 (unaudited) and 8,277,974 shares outstanding with a weighted average remaining contractual life of 24 months. 19.4 Compensation expense recognized The long-term incentive expense for the key ejecutives for the nine months ended September30, 2025, and 2024 was as follows: For the nine-month period ended For the three-month period ended September 30, 2025 (Unaudited) September 30, 2024 (Unaudited) September 30, 2025 (Unaudited) September 30, 2024 (Unaudited) Vesta 20-20 Incentive Plan $ 6,691,671 $ 6,952,514 $ 2,336,235 $ 2,147,900 Compensation expense related to these plans will continue to be accrued through the end of the service period. The Share-based compensation expense for the board members for the nine months ended September30, 2025, and 2024 was as follows: For the nine-month period ended For the three-month period ended September 30, 2025 (Unaudited) September 30, 2024 (Unaudited) September 30, 2025 (Unaudited) September 30, 2024 (Unaudited) Share-based compensation expense $ 413,915 $ - $ 140,502 $ -

23 20. Interest rate risk management The Entity minimizes its exposure to interest rate risk by borrowing funds at fixed rates. This minimizes interest rate risk together with the fact that properties owned by the Entity generate a fixed income in the form of rental income which is indexed to inflation. 21. Litigation and commitments Litigation In the ordinary course of business, the Entity is party to various legal proceedings. The Entity is not involved in any litigation or arbitration proceeding for which the Entity believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Entity or its financial position, results of operations or cash flows. Commitments All rights to construction, improvements and infrastructure built by the Entity in the Queretaro Aerospace Park and in the DSP Park automatically revert back to the government of the State of Queretaro and to Nissan at the end of the concessions, which is approximately in 40 and 33 years, respectively. 22. Events after the reporting period The third installment of the 2025 declared dividends was paid on October 15, 2025, by approximately $0.0814 per share, for a total dividend of $17,384,493. On October 9, 2025, the Entity prepaid the MetLife 10-year and MetLife 8-year loans, originally scheduled to mature in August 2026 for approximately $164,480,197 On October 22, 2025, the Entity acquired 330 acres of land in Monterrey, in the high-demand Monterrey- Apodaca Airport Highway corridor, with an initial payment of US$ 46.9 million, equivalent to 50% of the total price. The deal included 2-year seller financing, providing flexible capital deployment. The site benefits from a strategic location next to the Monterrey International Airport and Nuevo León’s Research and Technology Innovation Park, offering exceptional connectivity and direct access to a highly skilled labor pool. 23. Condensed consolidated interim financial statements issuance authorization The accompanying condensed consolidated interim financial statements were approved by the Board of Directors on October 23, 2025. * * * * *